SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

PROCERA NETWORKS, INC.

(Name of Subject Company)

PROCERA NETWORKS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

James F. Brear

Chief Executive Officer

Procera Networks, Inc.

47448 Fremont Boulevard

Fremont, California 94538

(510) 230-2777

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey T. Hartlin

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

(650) 320-1804

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Procera Networks, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 6, 2015 relating to the cash tender offer by KDR Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of KDR Holding, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 1. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

The section entitled “Litigation Related to the Transactions” under Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Litigation Related to the Transactions

Following the announcement that the Company had entered into the Merger Agreement with Parent and Purchaser on April 21, 2015, ten putative stockholder class action complaints challenging the Transactions were filed on behalf of purported Company stockholders in the Chancery Court. These complaints were: (1) Sverdlov v. Procera Networks, Inc., et al., Case No.10951, filed on April 28, 2015; (2) Feniello v. Brear, et al., Case No. 10952, filed on April 28, 2015; (3) Lemmon v. Brear, et al., Case No. 10961, filed on April 29, 2015 (the “Lemmon Case”); (4) Clark v. Procera Networks, Inc., et al., Case No. 10968, filed on April 29, 2015; (5) Torpey v. Procera Networks, Inc., et al., Case No. 10969, filed on April 29, 2015; (6) Schiller v. Procera Networks, Inc., et al., Case No. 10971, filed on April 30, 2015; (7) Rosenfeld v. Procera Networks, Inc., et al., Case No. 10973, filed on April 30, 2015; (8) Stupar v. Procera Networks, Inc., et al., Case No. 10975, filed on May 1, 2015; (9) Yochelson v. Saponas, et al., Case No. 10998, filed on May 7, 2015; and (10) Lim v. Procera Networks, Inc., et al., Case No. 10999, filed on May 7, 2015 (collectively, the “Complaints”). On May 5, 2015, the Lemmon Case was voluntarily dismissed without prejudice.

On May 12, 2015, the Chancery Court issued orders (i) consolidating the Complaints, other than the Lemmon Case, under the caption, In re Procera Networks, Inc. Stockholders Litigation, Consolidated C.A. No. 10951-VCL (the “Consolidated Action”), and (ii) appointing co-lead counsel and Delaware counsel to the plaintiffs (the “Plaintiffs”) in the Consolidated Action.

On May 13, 2015, the Plaintiffs filed an amended verified class action complaint (the “Consolidated Complaint”), naming as defendants the Company, the members of the Company Board, Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Parent and Purchaser (collectively, the “Defendants”). In general, the Consolidated Complaint alleges, among other matters, that the members of the Company Board breached their fiduciary duties by: (i) agreeing to an inadequate Offer Price for the Shares, (ii) engaging in self-dealing, (iii) accepting unreasonable deal protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers, and (iv) omitting certain material information in the Schedule 14D-9. The Consolidated Complaint also alleges that the Company, Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Parent and Purchaser aided and abetted the members of the Company Board in breaching their fiduciary duties.

The Consolidated Complaint seeks certification as a class, injunctive relief, monetary damages, an award of attorneys’ fees, other costs and fees, and such other equitable relief that the Chancery Court may deem just and proper.

The Consolidated Action is in its early stages and it is not possible to determine the potential outcome of the Consolidated Action or to make any estimate of probable losses at this time. Each of the Defendants believes that the Consolidated Action is without merit and intends to vigorously defend against all allegations that have been asserted.”

The second paragraph of the subsection entitled “Regulatory Approvals – Other Jurisdictions” under Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of such paragraph:

“On May 13, 2015, the FCO approved, in writing, the acquisition of the Shares pursuant to the Offer under the German Antitrust Act. Accordingly, the condition to the Offer relating to obtaining the written approval of the FCO or the expiration of any applicable waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROCERA NETWORKS, INC.

By:	/s/ James F. Brear
James F. Brear
President and Chief Executive Officer

Date: May 18, 2015

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